EXHIBIT 99.1

Brookfield Corporation Announces Results of Conversion of its Series 42 Preferred Shares

BROOKFIELD, NEWS, June 23, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that after having taken into account all election notices received by the deadline for the conversion of its Cumulative Class A Preference Shares, Series 42 (the “Series 42 Shares”) (TSX: BN.PF.G) into Cumulative Class A Preference Shares, Series 43 (the “Series 43 Shares”), there were 10,420 Series 42 Shares tendered for conversion, which is less than the one million shares required to give effect to conversion into Series 43 Shares. Accordingly, there will be no conversion of Series 42 Shares into Series 43 Shares and holders of Series 42 Shares will retain their Series 42 Shares.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media:	Investor Relations:
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (416) 359-8544
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com